Exhibit 3.2.8

PIEDMONT MINING COMPANY, INC.

Amendment to Bylaws adopted by the
Board of Directors on September 26, 1990

RESOLVED, that the Bylaws of this Corporation be amended by adding thereto the following new Sections 6 and 7 to Article VIII thereof:

Section 6. Shareholder Protection Act. The provisions of Article 9 of the North Carolina Business Corporation Act, N.C.G.S. §55-9-01 et. seq., known as "The North Carolina Share-holder protection Act," shall not be applicable to the Corporation.

Section 7. Control Share Acquisition Act. The provisions of Article 9A of the North Carolina Business Corporation Act, N.C.G.S. §55-9A-01 et. seq., known as "The North Carolina Control Share Acquisition Act," shall not be applicable to the Corporation.